Exhibit 1U.1

Forge Group, Inc. Announces 4th Quarter 2024 Financial Results

BETHESDA, Maryland, March 14, 2025– Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for the twelve months ended December 31, 2024.

The Company has provided certain selected financial data in the table below for the three months ended December 31, 2024 (“4Q24”) and 2023 (“4Q23”), respectively, and the twelve months ended December 31, 2024 (“2024”) and 2023 (“2023”), respectively:

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(audited)

Gross premiums written	8,678	5,147	28,540	20,210
Net premiums written	8,781	4,788	27,409	18,949

Net premiums earned	6,835	4,398	22,064	15,009
Underwriting income (loss) [1]	454	(460)	(1,050)	(2,080)
Operating income (loss) before income taxes [2]	920	(103)	640	(605)

Operating ratios
Loss ratio [3]	42.9%	29.4%	52.0%	50.6%
Expense ratio [4]	50.4%	81.1%	52.7%	63.2%
Combined ratio [5]	93.4%	110.5%	104.8%	113.9%
Less: Investment ratio [6]	-6.8%	-8.1%	-7.7%	-9.8%
Operating ratio [7]	86.5%	102.3%	97.1%	104.0%

Adjusted book value per common share equivalent [8]	$20.44	$19.90	$20.44	$19.90
Adjusted tangible book value per common share equivalent [9]	$18.24	$17.61	$18.24	$17.61

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

4Q24 financial highlights include:

●

Premium revenue. Gross premiums written were $8.7 million in 4Q24, an increase of 68.6% compared to the prior year period. Net premiums written were $8.8 million in 4Q24, an increase of 83.4% compared to the prior year period. Net premiums earned were $6.8 million in 4Q24, an increase of 55.4% compared to the prior year period. In 4Q24, we recorded an adjustment of $301 thousand to ceded premiums written and earned. This adjustment, which related to prior years’ reinsurance payments, had a favorable impact on 4Q24 net premiums written and net premiums earned.

●

Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 42.9% in 4Q24 compared to 29.4% in 4Q23. In 4Q23, we lowered our estimate of ultimate losses for certain accident years, which resulted in a downward adjustment to our loss reserve (and a lower-than-normal loss ratio for 4Q23). As discussed in prior reports, as a small company, our loss ratio will exhibit volatility over shorter (e.g., quarterly) measurement periods.

●

Expense ratio. Our expense ratio was 50.4% in 4Q24, a decrease of 30.6% compared to 4Q23. As discussed in prior reports, as a small company, our expense ratio will exhibit volatility over shorter (e.g., quarterly) measurement periods. In 4Q23, our expense ratio was negatively impacted by a one-time write-off of legacy accounts receivable (resulting in an increase in bad debt expense) made in connection with our transition to a new policy administration technology system.

●

Combined ratio. Our combined ratio was 93.4% in 4Q24, which represents a decrease of 17.1% compared to 4Q23. The decrease in the combined ratio was driven by the lower expense ratio in 4Q24. As a reminder, a lower combined ratio is better and our goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o	Underwriting income (loss). We reported an underwriting gain of $454 thousand in 4Q24 compared to an underwriting loss of $460 thousand in 4Q23. This represents an improvement of $914 thousand.

●

Operating ratio. Our operating ratio was 86.5% in 4Q24, which represents an improvement of 15.8% compared to 4Q23. The decrease in our operating ratio was driven by the lower expense ratio (and combined ratio) in 4Q24. Our investment ratio declined in 4Q24 compared to 4Q23 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $920 thousand in 4Q24 compared to a pre-tax operating loss of $103 thousand in 4Q23. This represents an improvement of $1.0 million.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $20.44 as of December 31, 2024, which represents an increase of 2.7% compared to December 31, 2023. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $18.24 as of December 31, 2024, which represents an increase of 3.6% compared to December 31, 2023. We are pleased to see growth in our adjusted book value and adjusted tangible book value as we continue to scale our business and execute our long-term plan.

2024 financial highlights include:

●

Premium revenue. Gross premiums written were $28.5 million in 2024, an increase of 41.2% compared to the prior year. Net premiums written were $27.4 million in 2024, an increase of 44.6% compared to the prior year. Net premiums earned were $22.1 million in 2024, an increase of 47.0% compared to the prior year.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 52.0% in 2024 compared to 50.6% in 2023.

●

Expense ratio. Our expense ratio was 52.7% in 2024, which represents a decline of 10.5% compared to 2023. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses.

●

Combined ratio. Our combined ratio was 104.8% in 2024, which represents a decline of 9.1% compared to 2023. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit.

o	Underwriting income (loss). We reported an underwriting loss of $1.1 million in 2024 compared to an underwriting loss of $2.1 million 2023. This represents an improvement of $1.0 million.

●

Operating ratio. Our operating ratio was 97.1% in 2024, which represents an improvement of 6.9% compared to 2023. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 2024 compared to 2023 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $640 thousand in 2024 compared to a pre-tax operating loss of $605 thousand in 2023. This represents an improvement of $1.2 million.

The Company commented:

It’s been an exciting year at Forge. During 2024, we generated gross premiums written of $28.5 million, an increase of 41.2% over 2023. We are particularly excited with the progress we have made delivering growth in the “small business” segment, one of our key strategic priorities for 2024. As a reminder, vehicles in the “small business” segment are used as tools in the overall business. In our “public auto” segment, vehicles are the business (i.e., for the business to generate revenue, the vehicles must be on the road). Despite starting from a very small base at the beginning of 2024, vehicles in the “small business” segment accounted for over 25% of all the vehicles we insured at the end of 2024.

As mentioned in our 1Q24 update, at the start of the year, we began rolling out our new digital agent portal (FIRE – Forge Insurance Rating Engine), which makes it easy for our distribution partners to quote business with Forge. This successful rollout of FIRE has been critical to our expansion in the "small business” segment, a core part of our long-term business plan. At year-end 2024, 1,500+ individuals (across our expanding network of distribution partners) have been credentialed and trained on FIRE. During 2024, we continued to make incremental improvements to our technology system. This will continue in 2025, as we look for ways to improve the agent and client experience, enhance self-service capabilities, and realize workflow efficiencies.

Our loss ratio in 2024 was 52.0%, which is well within our long-term targets and well below that of the commercial auto industry. According to S&P’s “2024 U.S. Auto Insurance Market Report”, the U.S. commercial auto industry’s loss ratio is expected to be 82.5% in 2024 (down slightly from 83.4% in 2023).

We continue to work to lower our expense ratio through profitable premium revenue growth and controlling our fixed costs. During 2024, our expense ratio was 52.7%, which represents a decrease of 10.5% year-over-year. We have work to do here (the U.S. commercial auto industry’s expense ratio is approximately 26%), but we expect to demonstrate continued progress in this area in 2025 and beyond.

During 2024, we reported pre-tax operating income – before the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations – of $640 thousand. This represents an improvement of $1.2 million on a year-over-year basis. As discussed in more detail in our 3Q24 report (please see “Commentary regarding GAAP accounting for commissions” in our 3Q24 report), commission expenses in our consolidated GAAP financial statements are effectively recognized when premium is written (not earned); the net effect is that our commission expenses are recognized “up-front”, when a policy is written, while the associated premium revenue is recognized over the term of the policy. During 4Q24 and 2024, our gross premiums written exceeded our gross premiums earned by approximately $2.0 million and $5.4 million, respectively. The approximate financial impact of this GAAP commission accounting treatment (“Non-GAAP Commission Adjustment”) in 4Q24 and 2024 was approximately $200 thousand and $540 thousand, respectively (the amount by which gross premiums written exceeded gross premiums earned multiplied by the commission rate payable to our distribution partners of approximately 10%). While our results will exhibit volatility over shorter (e.g., quarterly) measurement periods, taking into consideration this Non-GAAP Commission Adjustment, we believe we have achieved sustainable consolidated operating profitability (which you’ll recall from our initial investor update was our first major financial milestone). In 2025, we expect to make meaningful progress toward achieving our second major financial milestone of underwriting profitability.

Despite the full write-down of two “venture-stage” investments in 2024, which were discussed in our prior reports, our adjusted book value per share was $20.44 as of December 31, 2024, which represents an increase of 2.7% compared to December 31, 2023, and our adjusted tangible book value per share was $18.24 as of December 31, 2024, which represents an increase of 3.6% compared to December 31, 2023.

During 2024, we repurchased 16,000 of our outstanding shares of common stock at a price of $8.75 per share. In December 2024, our Board of Directors approved a stock repurchase plan pursuant to which we may repurchase up to $1,000,000 of our outstanding shares of common stock during 2025 (the “2025 Stock Repurchase Plan”). Pursuant to our 2025 Stock Repurchase Plan, on January 8, 2025, we repurchased 6,452 of our outstanding shares of common stock at a price of $11.25 per share.

Finally, we would like to thank Jim Roumell for his service as a member of our board of directors. Jim, who joined the board in 2017, made the decision not to stand for re-election at our 2024 shareholder meeting. We appreciate Jim’s service and insights over the years, and we wish him well in retirement. We also welcomed Ted Crawford to the board – who was elected at our 2024 shareholder meeting. Ted is a significant shareholder, and we look forward to benefiting from Ted’s leadership in the coming years.

We are very proud of the progress we made in 2024 and are pleased to report financial results that are consistent with our long-term plan. We expect 2025 to be another exciting year for Forge and look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(audited)

Net premiums earned	6,835	4,398	22,064	15,009

Losses and loss adjustment expenses	2,933	1,292	11,483	7,597

Policy acquisition costs and other operating expenses	3,229	3,000	11,113	8,822
Lease expense	72	53	178	209
Sublease (income)	(34)	(42)	(113)	(166)
Depreciation and amortization (excl. real estate) [1]	67	67	267	267
Service fee and other (income) expense	115	488	186	359
Underwriting expenses	3,448	3,566	11,631	9,492

Underwriting gain (loss)	454	(460)	(1,050)	(2,080)
Net investment income	467	357	1,691	1,474
Operating income (loss) before income taxes	920	(103)	640	(605)
Net realized and unrealized gains (losses) [2]	134	(559)	401	(245)
Income (loss) from real estate operations [3]	78	100	58	(14)
Income (loss) before income taxes	1,133	(563)	1,099	(865)
Income tax expense (benefit)	70	(290)	(18)	(254)
Net income (loss)	1,063	(273)	1,117	(611)
Net loss (gain) attributable to noncontrolling interest	(2)	13	(1)	7
Net income (loss) attributable to Forge Group, Inc.	1,061	(260)	1,116	(604)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	December 31,	December 31,
(dollars in thousands except for per-share items)	2024	2023

Calculation of Numerators
Total equity	47,216	45,874
Less: Noncontrolling interest	(701)	(700)
GAAP book value	46,515	45,174
Less: Accumulated other comprehensive (income) loss (AOCI)	1,714	2,152
GAAP book value excluding AOCI	48,229	47,326
Add: Theoretical proceeds from exercise of options [1]	1,276	1,228
Add: Non-GAAP real estate adjustments, net [2]	4,585	4,217
Adjusted book value (numerator)	54,090	52,772
Less: Goodwill and other intangibles	(5,809)	(6,076)
Adjusted tangible book value (numerator)	48,281	46,696

Calculation of Denominator
Common shares outstanding	2,044	2,050
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458
Common shares underlying restricted stock awards outstanding [4]	20	23
Common shares issuable upon exercise of outstanding options [5]	125	120
Common share equivalents (denominator)	2,647	2,652

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$20.44	$19.90
Adjusted tangible book value per common share equivalent [7]	$18.24	$17.61

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	December 31,	December 31,
(dollars in thousands)	2024	2023

Real estate held for the production of income, net	28,931	29,543
Add: Leases in place	2,302	2,512
Add: Deferred rent [1]	2,453	2,356
Real assets (GAAP)	33,685	34,411
Add: Accumulated depreciation [2]	6,538	5,926
Add: Accumulated amortization [3]	1,862	2,073
Less: Deferred rent	(2,453)	(2,356)
Real assets (Non-GAAP) [4]	39,633	40,054

Notes payable, net (GAAP)	25,612	26,325
Add: Unamortized finance costs	980	1,074
Notes payable (Non-GAAP) [5]	26,592	27,399

Net real assets (Non-GAAP) [6]	13,041	12,655
Less: Net real assets (GAAP) [7]	(8,073)	(8,086)
Non-GAAP adjustments [8]	4,968	4,569
Less: Noncontrolling interest [9]	(383)	(352)
Non-GAAP real estate adjustments, net	4,585	4,217

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	December 31,	December 31,
	2024	2023
(dollars in thousands)	(unaudited)	(audited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$31,908	$27,970
Redeemable preferred stock, at fair value	1,026	1,363
Perpetual preferred stock, at fair value	95	562
Common stock, at fair value	1,287	1,691
Other invested assets	3,609	4,524
Real estate held for the production of income, net	28,931	29,543
Cash and cash equivalents	10,597	6,968
Restricted cash	236	226
Total investments and cash	77,689	72,848

Accrued investment income	288	297
Premium and reinsurance balances receivable	11,872	8,256
Ceded unearned premiums	109	71
Reinsurance balances recoverable on unpaid losses	2,015	690
Deferred policy acquisition costs, net	491	298
Deferred rent	2,453	2,356
Leases in place	2,302	2,512
Right-of-use asset, net	55	143
Goodwill and other intangibles	5,809	6,076
Other assets	1,572	2,006
Total assets	$104,654	$95,551

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$12,344	$8,426
Unearned premium	15,667	10,283
Reinsurance balances payable	90	36
Accrued expenses	2,852	2,437
Notes payable	25,612	26,325
Defined benefit plan unfunded liability	(5)	333
Operating lease liability, net	298	729
Other liabilities	580	1,108
Total liabilities	57,438	49,676

Mezzanine Equity:
Preferred stock, without par value [1]	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21
Treasury stock	(210)	(70)
Additional paid-in capital	16,591	16,604
Unearned employee stock ownership plan shares	(1,421)	(1,827)
Retained earnings	28,020	27,372
Accumulated other comprehensive income (loss), net of tax	(1,714)	(2,152)
Noncontrolling interest	701	700
Total equity	47,216	45,874
Total liabilities and equity	$104,654	$95,551

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,044,149 and 2,050,232 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues
Net premiums earned	$6,835	$4,398	$22,064	$15,009
Income from real estate held for investment	673	680	2,320	2,344
Net investment income	467	357	1,691	1,474
Net realized investment gains	78	(791)	(405)	(873)
Net unrealized gains on equity securities	57	231	806	627
Service fee and other income (expense)	(115)	(488)	(186)	(359)
Total revenues	7,994	4,388	26,290	18,222

Expenses
Losses and loss adjustment expenses	2,933	1,292	11,483	7,597
Policy acquisition costs and other operating expenses	3,229	3,000	11,113	8,822
Depreciation and amortization	296	301	1,185	1,254
Real estate operating expense	86	59	216	211
Interest expense on debt	279	287	1,128	1,160
Lease expense	72	53	178	209
Sublease income	(34)	(42)	(113)	(166)
Total expenses	6,861	4,951	25,190	19,087

Income (loss) before income taxes	1,133	(563)	1,099	(865)

Income tax expense (benefit)	70	(290)	(18)	(254)
Net income (loss)	1,063	(273)	1,117	(611)
Net loss (gain) attributable to noncontrolling interest	(2)	13	(1)	7
Net income (loss) attributable to Forge Group, Inc.	1,061	(260)	1,116	(604)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	(418)	598	90	450
Reclassification adjustment for losses (gains) included in net income	19	(3)	72	65
Gains (losses) related to defined benefit plan	276	143	276	143
Total other comprehensive income (loss), net of tax	(123)	738	438	658

Total comprehensive income (loss)	940	466	1,555	47